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                                                                    Exhibit 99.2

                                                          [Bank of Bermuda Logo]

                                                     THE BANK OF BERMUDA LIMITED

                                                  6 Front Street, Hamilton HM 11
                                                                  PO Box HM 1020
                                                         Hamilton HM DX, Bermuda



2003 ANNUAL GENERAL MEETING

NOTICE TO SHAREHOLDERS

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE BANK OF BERMUDA LIMITED will be held on WEDNESDAY, 30TH APRIL, 2003 AT 4:00 P.M. in the Banking Hall, Head Office, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda for the following purposes:


1.   To confirm the Minutes of the Annual General Meeting held on 3rd April,
     2002.

2. To receive the Annual Report, the Auditors' Report and the Financial Statements for the year ended 31st December, 2002.

3.   To determine the number of Directors.

4.   To re-elect the Directors due to retire by rotation.

5.   To appoint the Auditors.

6. To consider any other business of the Bank that may properly come before the Meeting.



BY ORDER OF THE BOARD

Judith P. Doidge
Corporate Secretary





Dated: 19th March, 2003